Exhibit 8.1

List of Material Subsidiaries of Nexters Inc.

Name	Country of Incorporation	% of Equity Interest
Nexters Global Ltd.	Cyprus	100%
Nexters Studio LLC	Russia	100	%*
Nexters Online LLC	Russia	100	%*
Flow Research S. L.	Spain	100	%*

*	Indirectly held through Nexters Global Ltd.